UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Big 5 Sporting Goods Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08915P101

(CUSIP Number)

Amit Agarwal

P.O. Box 18861

Tampa, Florida 33679

(818) 792-0030

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08915P101	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amit Agarwal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) On October 28, 2020, the reporting person disposed of 240,000 shares of the issuer’s common stock. After giving effect to this transaction, the reporting person owned 901,531 shares of the issuer’s common stock. The reporting person had sole voting and dispositive power over such shares. Based on 21,901,208 shares of the issuer’s common stock outstanding, as reported in the issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on July 29, 2020, after giving effect to the October 28, 2020 transaction, the reporting person ceased to be a 5% stockholder as his percent ownership represented 4.1% of the issuer’s outstanding common stock. Subsequently, the reporting person disposed of the remaining 901,531 shares, resulting in 0.0% ownership of the issuer’s common stock.

CUSIP No. 08915P101	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Big 5 Sporting Goods Corp.

(b)	Address of Issuer’s Principal Executive Offices: 2525 East El Segundo Boulevard El Segundo, California 90245

Item 2.

(a)	Name of Person Filing: Amit Agarwal

(b)	Address of the Principal Office or, if none, residence: P.O. Box 18861, Tampa, FL 33679

(c)	Citizenship
U.S.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 08915P101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 08915P101	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0 (1)

(b)	Percent of class: 0.0% (1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0 (1)

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0 (1)

	(iv)	Shared power to dispose or to direct the disposition of: 0

(1) On October 28, 2020, the reporting person disposed of 240,000 shares of the issuer’s common stock. After giving effect to this transaction, the reporting person owned 901,531 shares of the issuer’s common stock. The reporting person had sole voting and dispositive power over such shares. Based on 21,901,208 shares of the issuer’s common stock outstanding, as reported in the issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on July 29, 2020, after giving effect to the October 28, 2020 transaction, the reporting person ceased to be a 5% stockholder as his percent ownership represented 4.1% of the issuer’s outstanding common stock. Subsequently, the reporting person disposed of the remaining 901,531 shares, resulting in 0.0% ownership of the issuer’s common stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

CUSIP No. 08915P101	13G/A	Page 5 of 5 Pages

Item 10. Certification.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021	/s/ Amit Agarwal
Amit Agarwal